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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIRST MERCURY FINANCIAL CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320841 10 9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320841 10 9

1	NAMES OF REPORTING PERSONS Jerome Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		2,004,559

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,004,559

WITH:	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,004,559

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.1%based on Common Stock outstanding as of September 30, 2008.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.
First Mercury Financial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.
29110 Inkster Road, Southfield, MI 48034

Item 2(a)	Name of Person Filing.
Jerome Shaw

Item 2(b)	Address of Principal Business Office.
29110 Inkster Road, Southfield, MI 48034

Item 2(c)	Citizenship.
U.S.A.

Item 2(d)	Title of Class of Securities.
Common Stock

Item 2(e)	CUSIP Number.
320841 10 9

Item 3	Reporting Person.
Not Applicable

Item 4	Ownership.
See cover page. Shares consist of (i) 2,000,937 shares of common stock held by the Jerome M. Shaw Revocable Trust, which is controlled by Mr. Shaw, and (ii) 3,622 shares of common stock held directly by Mr. Shaw.

Item 5	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certifications.
Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009	By:

	By:	/s/ Jerome M. Shaw
	Name:	Jerome M. Shaw
Title: